Exhibit 99.1

Enthusiast Gaming to Present at Needham Virtual Growth Conference

TORONTO, Jan. 06, 2022 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX; TSX: EGLX), (“Enthusiast Gaming” or the “Company”), a media and content platform for video game and esports fans to connect and engage, today announced that the Company will participate in the 24th Annual Needham Virtual Growth Conference being held January 10-14, 2022.

Enthusiast Gaming CEO, Adrian Montgomery, will participate in a fireside chat with Needham & Company Senior Analyst Laura Martin on January 10, 2022, from 4:15 - 4:55 pm ET. Members of Enthusiast Gaming's management team will also be available for 1x1 investor meetings throughout the Conference.

Access to a live webcast of the fireside chat (listen-only) will be made available on the “Investor” page of Enthusiast Gaming’s website. A replay of the webcast will be made available on the website following the fireside chat.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Ashley Stanhope, Provident Communications
ashley@providentcomms.com

416-303-1498